March 6, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	GMF Leasing LLC
ACAR Leasing Ltd.
GM Financial Automobile Leasing Trusts
Form SF-3 Shelf Registration Statement (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of GMF Leasing LLC and ACAR Leasing Ltd. (the “Registrants”), we are submitting the Registration Statement referred to above.

On behalf of the Registrants, we hereby confirm that all filings required to be made under General Instructions I.A.1 and I.A.2 to Form SF-3 (the “General Instructions”) were made during the twelve calendar months and any portion of a month immediately preceding the filing of this Registration Statement, in accordance with the General Instructions.

We would appreciate notice as to whether the U.S. Securities and Exchange Commission will conduct a review of this Registration Statement and, if so, the type of review and the name of the individual at the Commission who will be assigned the Registration Statement.

If you have any questions or comments regarding this Registration Statement, please contact our counsel at Katten Muchin Rosenman LLP, John Keiserman, at (212) 940-6385.

Sincerely,

By: /s/ Sheli Fitzgerald		By: /s/ Daniel E. Berce
Name:	Sheli Fitzgerald	Name:	Daniel E. Berce
Title:	Chief Executive Officer and President,	Title:	President and Chief Executive Officer,
	GMF Leasing LLC		AmeriCredit Financial Services, Inc.
d/b/a GM Financial, as attorney-in-fact for ACAR Leasing Ltd.

cc:	Frank E. Brown III, GMF Leasing LLC
John P. Keiserman, Katten Muchin Rosenman LLP
Jonathan D.S. Evans, Katten Muchin Rosenman LLP